Points International Ltd.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on Friday, May 22, 2020

This VIF is solicited by and on behalf of Management.

Notes

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF.
3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.
4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.**
6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This VIF should be read in conjunction with the accompanying documentation provided by Management.
9. Complete this VIF in accordance with the above instructions and return it in the enclosed prepaid envelope to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 so that it arrives no later than Wednesday, May 20, 2020 at 2:00 pm, Eastern Time, or, if the meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting is reconvened.

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VIFs submitted must be received by 2:00 pm, Eastern Time, on Wednesday, May 20, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this VIF.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01LGZA

Appointment of Proxyholder

I/We, being holder(s) of Points International Ltd. hereby appoint:
Robert MacLean, Chief Executive Officer, or failing him, Christopher Barnard, the President of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/POAQ and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Points International Ltd. to be held online at https:// web.lumiagm.com/177840361 on Friday, May 22, 2020 at 2:00 pm, Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. David Adams	☐	☐	02. Christopher Barnard	☐	☐	03. Michael Beckerman	☐	☐
04. Bruce Croxon	☐	☐	05. Robert MacLean	☐	☐	06. Jane Skoblo	☐	☐
07. John Thompson	☐	☐	08. Leontine van Leeuwen- Atkins	☐	☐			

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2. Appointment of Auditors

	For	Withhold
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

POAQ 294152 AR2

01LH0A